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FOR IMMEDIATE RELEASE


CORPORATE RELEASE

                      STATS APPOINTS NEW HEAD OF WORLDWIDE
                               SALES AND MARKETING

SINGAPORE AND MILPITAS, CALIFORNIA, OCTOBER 1, 2001 - ST Assembly Test Services Ltd ("STATS" - NNM : STTS and SGX : ST Assembly), a leading independent semiconductor test and advanced packaging service provider, today announced the appointment of June Chia as Executive Vice President, Worldwide Sales and Marketing with effect from October 15, 2001. June Chia will have overall responsibility for STATS' worldwide sales and marketing efforts and will report directly into Tan Bock Seng, Chairman and Chief Executive Officer.

June Chia, a co-founder of STATS, has held various senior positions in planning, purchasing and sales and marketing at STATS. Prior to this appointment, June Chia was Executive Vice President, Planning, Purchasing and Logistics.

"June has been with STATS since its inception and has been instrumental to the growth of STATS over the last several years. She is a key member of STATS' management team and has demonstrated initiatives, perseverance and commitment to STATS. I am very confident that June will be able to provide the leadership to our sales and marketing organization. She will continue to grow and strengthen the very strong relationships and engagements that we have with our customers." said Tan Bock Seng.

John McCarvel, Senior Vice President of Worldwide Sales and Marketing has resigned to pursue other interests. Said Tan Bock Seng, "John has made significant contributions to the sales and marketing efforts of STATS in the last two years. We are sorry to lose John and we wish him every success in the future."


ABOUT ST ASSEMBLY TEST SERVICES LTD. (STATS)

ST Assembly Test Services ("STATS" - NNM: STTS and SGX: ST Assembly), is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United Kingdom, Japan and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS' expertise is in testing mixed-signal semiconductors, which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and The Singapore Exchange in January 2000 and is in the Morgan Stanley Capital International (MSCI) Provisional Singapore Index. Further information is available at www.stts.com.

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Certain of the statements in this press release are forward-looking statements including statements with respect to industry growth, that involve a number of risks and uncertainties which could cause actual results to differ materially. Factors that could cause actual results to differ include : general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or cancellation of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures; continued success in technological innovation; delays in acquiring or installing new equipment; litigation and other risks described from time-to-time in the Company's SEC filings, including its annual report on Form 20-F dated March 30, 2001. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.


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SINGAPORE CONTACTS :
Elaine Ang                                                    Khor Hwee Eng
Manager, Investor Relations / Corporate Communications        Senior Marcom Executive, Asia / Europe
Tel: (65) 751 1738, Fax: (65) 755 1585                        Tel: (65) 751 1291, Fax: (65) 7555431
email: angelaine@stats.st.com.sg                              email: khorhweeeng@stats.st.com.sg

US CONTACTS :
Drew Davies                                                   Lisa Lavin
Director, Investor Relations                                  Marcom Manager
Tel: (408) 941 3021, Fax: (408) 941 3014                      Tel: (208) 672 6112, Fax: (208) 672 6132
email: daviesd@statsus.com                                    email: lavinl@statsus.com
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